Ballard Power Systems Inc.

News Release

Ballard to Present at the Rodman & Renshaw Annual Global Investment Conference

For Immediate Release – September 6, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that Tony Guglielmin, Chief Financial Officer will present at the Rodman & Renshaw Annual Global Investment Conference in New York on Tuesday, September 13, 2011 at 2:00pm ET.

Tony Guglielmin will provide an update on the business and discuss Ballard’s strategy within key fuel cell growth markets. A link to the live audio and slide webcast will be available at www.ballard.com. In addition, playback of the webcast will be available for approximately 90 days following the conference.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com